EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Three months
						ended
	2002	2003	2004	2005	2006	March 31, 2007
Fixed Charges and Preferred
Stock Dividends:

Interest	$ 83	$ 78	$ 71	$ 77	$ 102	$ 25

Interest portion of annual rentals	2	2	2	3	3	1

Total fixed charges	85	80	73	80	105	26

Preferred stock dividends (1)	9	9	8	6	8	2

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 94	$ 89	$ 81	$ 86	$ 113	$ 28

Earnings:

Pretax income from continuing operations	$ 300	$ 488	$ 361	$ 356	$ 394	$ 101

Total fixed charges (from above)	85	80	73	80	105	26

Less: interest capitalized	1	1	1	1	1	-

Total earnings for purpose of ratio	$ 384	$ 567	$ 433	$ 435	$ 498	$ 127

Ratio of earnings to combined fixed charges
and preferred stock dividends	4.09	6.37	5.35	5.06	4.41	4.54

Ratio of earnings to fixed charges	4.52	7.09	5.93	5.44	4.74	4.88

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.